UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

KCG Holdings, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01
(Title of Class of Securities)

48244B100
(CUSIP Number)

Thomas J. Murphy
c/o General Atlantic Service Company, LLC
55 East 52nd Street,
32nd Floor
New York, NY 10055
(212) 715-4000

July 1, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48244B100	SCHEDULE 13D	Page 2 of 22

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GA-GTCO Interholdco, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 36,588,626
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 36,588,626
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,588,626
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 48244B100	SCHEDULE 13D	Page 3 of 22

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 36,588,626
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 36,588,626
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,588,626
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 48244B100	SCHEDULE 13D	Page 4 of 22

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic GenPar, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 36,588,626
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 36,588,626
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,588,626
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 48244B100	SCHEDULE 13D	Page 5 of 22

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic Partners 83, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 36,588,626
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 36,588,626
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,588,626
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 48244B100	SCHEDULE 13D	Page 6 of 22

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic Partners 93, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 36,588,626
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 36,588,626
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,588,626
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 48244B100	SCHEDULE 13D	Page 7 of 22

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GA-GTCO US AIV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 36,588,626
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 36,588,626
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,588,626
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 48244B100	SCHEDULE 13D	Page 8 of 22

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GA-GTCO AIV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 36,588,626
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 36,588,626
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,588,626
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 48244B100	SCHEDULE 13D	Page 9 of 22

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP-W, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 36,588,626
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 36,588,626
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,588,626
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 48244B100	SCHEDULE 13D	Page 10 of 22

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 36,588,626
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 36,588,626
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,588,626
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 48244B100	SCHEDULE 13D	Page 11 of 22

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 36,588,626
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 36,588,626
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,588,626
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 48244B100	SCHEDULE 13D	Page 12 of 22

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments CDA, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 36,588,626
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 36,588,626
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,588,626
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 48244B100	SCHEDULE 13D	Page 13 of 22

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GapStar, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 36,588,626
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 36,588,626
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,588,626
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 48244B100	SCHEDULE 13D	Page 14 of 22

Item 1.  Security and Issuer.

This statement on Schedule 13D (the “Statement”) relates to the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of KCG Holdings, Inc., a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 545 Washington Boulevard, Jersey City, New Jersey 07310.

Item 2.  Identity and Background.

This Statement is being filed by a “group,” as defined in Rule 13d-5 of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The members of the group are:

(i)	GA-GTCO Interholdco, LLC, a Delaware limited liability company (“GA-GTCO Interholdco”);

(ii)	General Atlantic LLC, a Delaware limited liability company (“GA LLC”);

(iii)	General Atlantic GenPar, L.P., a Delaware limited partnership (“GenPar”);

(iv)	General Atlantic Partners 83, L.P., a Delaware limited partnership (“GAP 83”);

(v)	General Atlantic Partners 93, L.P., a Delaware limited partnership (“GAP 93”);

(vi)	GA-GTCO US AIV, L.P., a Delaware limited partnership (“GA US AIV”);

(vii)	GA-GTCO AIV, L.P., a Delaware limited partnership (“GA AIV”);

(viii)	GAP-W, LLC, a Delaware limited liability company (“GAP-W”);

(ix)	GAP Coinvestments III, LLC, a Delaware limited liability company (“GAPCO III”);

(x)	GAP Coinvestments IV, LLC, a Delaware limited liability company (“GAPCO IV”);

(xi)	GAP Coinvestments CDA, L.P., a Delaware limited partnership (“GAPCO CDA”); and

(xii)	GapStar, LLC, a Delaware limited liability company (“GapStar”).

We refer to GA-GTCO Interholdco, GA LLC, GenPar, GAP 83, GAP 93, GA US AIV, GA AIV, GAP-W, GAPCO III, GAPCO IV, GAPCO CDA and GapStar, collectively, as the “Reporting Persons.”

CUSIP No. 48244B100	SCHEDULE 13D	Page 15 of 22

The Reporting Persons are located at:

c/o General Atlantic Service Company, LLC
55 East 52nd Street, 32nd Floor,
New York, NY 10055

Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes.

The members of GA-GTCO Interholdco are GAP 83, GAP 93, GA US AIV, GA AIV, GAP-W, GAPCO III, GAPCO IV, GAPCO CDA and GapStar.  The general partner of GAP 83, GAP 93, GAP US AIV and GAP AIV is GenPar. GenPar is also the manager of GAP-W.  The general partner of GenPar is GA LLC.  GA LLC is the managing member of GAPCO III and GAPCO IV and the general partner of GAPCO CDA.  There are 22 managing directors of GA LLC (the “GA Managing Directors”). Certain GA Managing Directors are the members of GapStar.  The information required by General Instruction C to Schedule 13D is attached hereto as Schedule A and is hereby incorporated by reference.  The present principal occupation or employment of each of the GA Managing Directors is as a managing director of GA LLC.

None of the Reporting Persons and none of the individuals listed on Schedule A have, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

Pursuant to an Amended and Restated Agreement and Plan of Merger, dated as of December 19, 2012, and as amended and restated as of April 15, 2013 (the “Merger Agreement”), by and among GETCO Holding Company, LLC (“GETCO”), GA-GTCO, LLC (“GA-GTCO”), Knight Capital Group, Inc. (“Knight”), Knight Holdco, Inc. (a/k/a KCG Holdings, Inc.), Knight Acquisition Corp. (“Knight Acquisition”), GETCO Acquisition, LLC (“GETCO Acquisition”) and GA-GTCO Acquisition, LLC (“GA-GTCO Acquisition”), which is attached hereto as Exhibit 2, (i) Knight Acquisition, a wholly-owned direct subsidiary of the Company, merged with and into Knight, with Knight surviving the merger (the “Knight Merger”), (ii) GETCO Acquisition, a wholly-owned direct subsidiary of the Company, merged with and into GETCO, with GETCO surviving the merger (the “GETCO Merger”) and (iii) GA-GTCO merged with and into GA-GTCO Acquisition, a wholly-owned direct subsidiary of the Company, with GA-GTCO Acquisition surviving the merger (the “GA-GTCO Merger” and, together with the Knight Merger and the GETCO Merger, the “Mergers”).  Upon consummation of the Mergers on July 1, 2013, and in exchange for 2,857,491 units of GETCO that GA-GTCO Interholdco held prior to the Mergers, GA-GTCO Interholdco received 23,605,054 shares of the Company’s Class A Common Stock, 2,698,228 of the Company’s Class A Warrants (the “Class A Warrants”), 2,698,228 of the Company’s Class B Warrants (the “Class B Warrants”) and 2,698,227 of the Company’s Class C Warrants (the “Class C

CUSIP No. 48244B100	SCHEDULE 13D	Page 16 of 22

Warrants” and, together with the Class A Warrants and the Class B Warrants, the “Warrants”).  The 8,094,683 Warrants received by GA-Interholdco represent the right to purchase 8,094,683 shares of the Company’s Class A Common Stock.  In addition, GA-GTCO Interholdco received 4,888,889 shares of Class A Common Stock in exchange for 591,820 units of GETCO in connection with a $55 million equity financing to GETCO that took place immediately prior to the consummation of the Mergers.  The funds to purchase such Class A Common Stock were obtained from contributions of the members of GA-GTCO Interholdco.

Item 4.  Purpose of Transaction.

GA-GTCO Interholdco acquired the shares of Class A Common Stock and Warrants in the Mergers for investment purposes and the Reporting Persons hold such shares of Class A Common Stock and Warrants for investment purposes.

Pursuant to the Merger Agreement, GA-GTCO selected Rene M. Kern and John C. (Hans) Morris to serve as directors of the Company (the “GA Directors”).  Mr. Kern is a Managing Director at GA LLC and Mr. Morris is an Advisory Director at GA LLC.  The GA Directors are, together with Daniel Coleman, Stephen G. Schuler and Daniel V. Tierney, “GETCO Directors” for purposes of the Merger Agreement and the Company’s Amended and Restated By-Laws. The board of directors of the Company has established a GETCO Directors Committee comprised of the GETCO Directors.  During the three-year period following the effective time of the Mergers, the GETCO Director Committee will have the authority to (i) nominate the directors for election to fill each seat previously held by a GETCO Director and (ii) fill any vacancies created by the cessation of service of a GETCO Director. On the three-year anniversary of the effective time of the Mergers, the GETCO Director Committee will automatically be disbanded.

Consistent with GA-GTCO Interholdco’s investment purposes, the Reporting Persons may engage in communications (including, without limitation, through the GA Directors) with, without limitation, one or more shareholders of the Company, management of the Company, one or more members of the board of directors of the Company, and may make suggestions concerning the Company’s operations, prospects, business and financial strategies, strategic transactions, assets and liabilities, business and financing alternatives and such other matters as the Reporting Persons may deem relevant to their investment in the Class A Common Stock and Warrants.  The Reporting Persons expect that they will, from time to time, review their investment position in the Company and may, depending on the Company’s performance and other market conditions, increase or decrease their investment position in the Company’s Class A Common Stock.  In addition, the Reporting Persons may, from time to time, make additional purchases of Class A Common Stock either in the open market or in privately-negotiated transactions, depending upon the Reporting Persons’ evaluation of the Company’s business, prospects and financial condition, the market for the Class A Common Stock, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors.  Depending upon the factors noted above, the Reporting Persons may also decide to hold or dispose of all or part of their investments in the Class A Common Stock and Warrants and/or enter into derivative transactions with institutional

CUSIP No. 48244B100	SCHEDULE 13D	Page 17 of 22

counterparties with respect to the Company’s securities, including the Class A Common Stock.

Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

Item 5.  Interest in Securities of the Issuer.

(a)           As of the date hereof, GA-GTCO Interholdco owns of record 28,493,943 shares of Class A Common Stock and 8,094,683 Warrants. Such 28,493,943 shares of Class A Common Stock and 8,094,683 Warrants represent 29.1% of the outstanding Class A Common Stock (based on a total of 125,794,683 shares of Class A Common Stock outstanding, which consists of (i) an estimated 117,700,000 shares of Class A Common Stock outstanding as of July 1, 2013, according to information filed by the Company on July 1, 2013, and (ii) 8,094,683 Warrants). Each of the Reporting Persons other than GA-GTCO Interholdco owns of record no shares of the Class A Common Stock and no Warrants.

By virtue of the fact that (i) the GA Funds hold all of the interests of GA-GTCO Interholdco, (ii) GenPar is the general partner of GAP 83, GAP 93, GAP US AIV and GAP AIV and the manager of GAP-W, (iii) GA LLC is the general partner of GenPar and GAPCO CDA and the managing member of GAPCO III and GAPCO IV and (iv) the GA Managing Directors may be deemed to share voting and dispositive power with respect to shares and interests held by the GA Funds, and voting and disposition decisions with respect to shares and interests held by the GA Funds are made by a portfolio committee of GA LLC comprising certain of the GA Managing Directors as well as officers of GA LLC, the Reporting Persons may be deemed to beneficially own, in the aggregate, 36,588,626 shares of the Class A Common Stock, which includes 8,094,683 Warrants, representing approximately 29.1% of the issued and outstanding Class A Common Stock.

(b)           Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 28,493,943 shares of Class A Common Stock and 8,094,683 Warrants that may be deemed to be owned beneficially by each of them.

(c)           Please see Item 3, which is hereby incorporated by reference.  Except as set forth in Item 3 or otherwise herein, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Class A Common Stock during the past 60 days.

(d)            To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock owned by any member of the group.

(e)           Not applicable.

CUSIP No. 48244B100	SCHEDULE 13D	Page 18 of 22

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

The information disclosed under Item 4 above is hereby incorporated by reference into this Item 6.

Please see Item 5(a), which is hereby incorporated by reference. The GA Funds and the GA Managing Directors may, from time to time, consult among themselves and coordinate the voting and disposition of the shares of Class A Common Stock held of record by GA-GTCO Interholdco as well as such other action taken on behalf of the Reporting Persons with respect to the Class A Common Stock and the Warrants held by the Reporting Persons as they deem to be in the collective interest of the Reporting Persons.

Pursuant to a registration rights agreement (the “Registration Rights Agreement”), which the Company entered into on July 1, 2013 with the Daniel V. Tierney 2011 Trust, Serenity Investments, LLC and GA-GTCO Interholdco (the “Registration Rights Holders”), the Reporting Persons were also granted certain registration rights in connection with the shares of Class A Common Stock and the Warrants acquired in the Mergers by GA-GTCO Interholdco.  Under the terms of the Registration Rights Agreement, among other things, the Company is obligated to file with the Securities and Exchange Commission (the “SEC”) a shelf registration statement on Form S-3 covering resales by the Registration Rights Holders of the shares of Class A Common Stock, the Warrants and shares of Class A Common Stock issued upon exercise of the Warrants.  The Registration Rights Agreement also provides the Registration Rights Holders with certain other customary demand registration rights and piggyback registration rights, in each case subject to the terms and conditions of the Registration Rights Agreement. The description of the Registration Rights Agreement contained herein does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, which is incorporated herein by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the SEC on July 1, 2013.

Item 7.  Materials to be Filed as Exhibits.

Exhibit 1:	Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2:
Amended and Restated Agreement and Plan of Merger, dated as of December 19, 2012 (as amended and restated as of April 15, 2013), by and among GETCO Holding Company, LLC, GA-GTCO, LLC, Knight Capital Group, Inc., Knight Holdco, Inc. (now KCG Holdings, Inc.), Knight Acquisition Corp., GETCO

CUSIP No. 48244B100	SCHEDULE 13D	Page 19 of 22

Acquisition, LLC and GA-GTCO Acquisition, LLC (incorporated by reference from Annex A to the Company’s joint proxy statement/prospectus contained in the registration statement on Form S-4 (File No. 333-186624) filed with the Securities and Exchange Commission on May 24, 2013).

Exhibit 3:
Registration Rights Agreement, dated as of July 1, 2013, by and among KCG Holdings, Inc., the Daniel V. Tierney Trust, Serenity Investments, LLC and GA-GTCO Interholdco, LLC (incorporated by reference from Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 1, 2013).

CUSIP No. 48244B100	SCHEDULE 13D	Page 20 of 22

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  July 10, 2013.

GA-GTCO INTERHOLDCO, LLC

By:	General Atlantic GenPar, L.P.,
Its managing member

By:	General Atlantic LLC,
Its general partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GENERAL ATLANTIC LLC

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GENERAL ATLANTIC GENPAR, L.P.

By:	General Atlantic LLC,
Its general partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

CUSIP No. 48244B100	SCHEDULE 13D	Page 21 of 22

GENERAL ATLANTIC PARTNERS 83, L.P.

By:	General Atlantic GenPar, L.P.,
Its general partner

By:	General Atlantic LLC,
Its general partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GENERAL ATLANTIC PARTNERS 93, L.P.

By:	General Atlantic GenPar, L.P.,
Its general partner

By:	General Atlantic LLC,
Its general partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GA-GTCO, US AIV, L.P.

By:	General Atlantic GenPar, L.P.,
Its general partner

By:	General Atlantic LLC,
Its general partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GA-GTCO, AIV, L.P.

By:	General Atlantic GenPar, L.P.,
Its general partner

By:	General Atlantic LLC,
Its general partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

CUSIP No. 48244B100	SCHEDULE 13D	Page 22 of 22

GAP-W, LLC

By:	General Atlantic GenPar, L.P.,
Its manager

By:	General Atlantic LLC,
Its general partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GAP COINVESTMENTS III, LLC

By:	General Atlantic LLC,
Its managing member

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GAP COINVESTMENTS IV, LLC

By:	General Atlantic LLC,
Its managing member

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GAP COINVESTMENTS CDA, L.P.

By:	General Atlantic LLC,
Its general partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GAPSTAR LLC

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Vice President